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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 01 2011
WASH. D.C. 200 SECTION

SEC FILE NUMBER
8- 47441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herman, Alexis & Co., Inc. DBA: MAS Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 W. Manchester Avenue
(No. and Street)

Los Angeles	CA	90047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark H. Rhynes 323-842-3959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mm

OATH OR AFFIRMATION

I, Mark H. Rhynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herman Alexis & Co., Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

HERMAN E. RHYNES
COMM. # 1812245
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES SEPT. 24, 2012

Signature

CEO

Title

Herman E. Rhynes

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2010

Herman, Alexis & Co., Inc.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Herman, Alexis & Co., Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Herman, Alexis & Co., Inc., (the Company) as of December 31, 2010 and the related statements of income (loss), changes in financial condition and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Herman, Alexis & Co., Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Herman, Alexis & Co., Inc. as of December 31, 2010 and the result of its income (loss), changes in financial condition and stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 25, 2011

Herman, Alexis & Co., Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash		$ -
Due from affiliate		4,596
Total assets		$ 4,596

Liabilities & Stockholders' Equity

Liabilities		
Income taxes payable		$ 4,527
Total liabilities		$ 4,527
Stockholders' equity		
Common stock, no par value, 100 shares authorized. 100 shares issued and outstanding	100	
Additional paid-in capital	154,545	
Accumulated deficit	(154,576)	$ 69
Total Liabilities & Stockholders' Equity		$ 4,596

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2010

Revenue	
Loss on investments	$ (6,333)
Total revenue	(6,333)
Expenses	
Outside services	11,400
All other expenses	961
Total expenses	12,361
Net income (loss) before income tax provision	(18,694)
Income tax provision	800
Net income (loss)	$ (19,494)

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2009	$ 100	$ 154,545	$ (135,082)	$19,563
Net Income (Loss)			(19,494)	(19,494)
Balance, December 31, 2010	$ 100	$ 154,545	$ (154,576)	$ 69

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income (loss)	$ (19,494)
(Gain) loss on investments	6,333
Adjustments to reconcile net income to net cash provided (used in) operating activities:	
Increase (decrease) in:	
Due from affiliates	11,648
Income taxes payable	1,327
Net cash and cash equivalents provided by operating activities	(186)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Capital distribution	
Net increase in cash and cash equivalents	(186)
Cash and cash equivalents at beginning of year	186
Cash and cash equivalents at end of year	$ -
Supplemental disclosure of cash flow information:	
Cash paid during the year for	
Interest	$ -
Income taxes	$ -

See Accompanying Notes to Financial Statements

NOTE 1 – ORGANIZAT ION

Herman, Alexis & Co., Inc. (the Company) was incorporated in the State of Delaware in February 1994, under the name Herman, Alexis & Co., Inc. The Company changed its name to Solomon, David, Herman, Alexis & Co., Inc. on April 4, 2002. On December 27, 2004 the Company changed the name back to Herman, Alexis & Co., Inc. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, and is registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Agency ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not need to file the supplemental report on the SPIC annual general assessment reconciliation or exclusion from membership form for the year ended December 31, 2010 as provided for in section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as the SIPC assessment is a minimum assessment of $150.

The Company's primary business is reverse merger consultation.

The Company is in violation of Net Capital Required by Rule 15c3-1 and has stopped doing business until the addition of capital in order to bring the net capital above the $5,000 minimum required.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments - Investments in securities are valued at fair market value.

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC Statement No. 740, the asset and liability method requires the recognition of deferred tax liabilities and asset for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of asset and liabilities

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements - The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 – PROVISION FOR INCOME TAXES

The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

NOTE 4 – NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 8 for the computation of net capital. At December 31, 2010, the net capital was below the minimum $5,000 required. The Company informed FINRA as required.

NOTE 5 - GOING CONCERN

Herman, Alexis & Co., Inc. has strategically focused its energies on capturing under-served segments of the financial services markets. More specifically, the Company is targeting small to micro-sized companies for reverse mergers, globally based – those with market caps of $5 million to $25 million – that fall below the radar of the larger investment houses.

The Company's sole activity is the fluctuation in the value of its investments which has now been sold.

Management is confident that as the economy improves, the reverse merger business will improve as well and the company will start earning money. In the meantime, management is planning to add capital in order to bring the net capital up to the required $5,000.

NOTE 6 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal years ending December 31, 2010 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2010 through February 25, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure

Herman, Alexis & Co., Inc.
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2010

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 69
Nonallowable assets:	
Due from affiliate	(4,596)
Net Capital Deficit	$ (4,527)
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 302
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Capital Deficit	$ (9,527)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ (4,980)
Computation of Aggregate Indebtedness	
Total liabilities net of deferred income taxes payable and deferred income	$ 4,527
Percentage of aggregate indebtedness to net capital	-100.00%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 6,751
Variance:	
Decrease in cash	(10,396)
Increase in accrued liabilities	(882)
Net Capital per Audited Report	$ (4,527)

See Accompanying Notes to Financial Statements

HERMAN, ALEXIS & CO., INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to Herman, Alexis & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

HERMAN, ALEXIS & CO., INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to Herman, Alexis & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1)

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Herman, Alexis & Co., Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of MAM Securities, LLC, formerly MAM Wealth Management, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Herman, Alexis & Co., Inc.
Los Angeles, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I believe that the management of the Company does not have adequate control over its day to day operation in order to ensure the maintenance of adequate capital to meet the minimum $5,000 net capital required. The Company cashed in securities that should have been placed in a bank account under the name of the Company. Instead management placed the Company funds into a personal account held by the principal. I have brought this to the attention of the principal of the firm and he is working on adding the capital necessary to bring the firm into net capital compliance.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 25, 2011